UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2011

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated April 21, 2011.

Exhibit 99.1

GOLAR LNG LIMITED - West Java FSRU Project

Golar LNG Limited (‘‘Golar’’ or the ‘‘Company’’) advises that its 61% subsidiary, Golar LNG Energy Limited, has today published the attached press release in connection with the signing of the charter party for the West Java FSRU project.

Golar LNG Limited

April 20, 2011

Hamilton, Bermuda.

Questions should be directed to:

Golar LNG Management Ltd - +44 207 063 7900

Brian Tienzo: Group Financial Controller

Graham Robjohns: Chief Executive Officer

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

West Java FSRU Time Charter Party Execution

As a further update to our press announcements made on October 12 and November 4, 2010, Golar LNG Energy is pleased to announce that the long term Floating Storage and Regasification (FSRU) and Mooring time charter with PT Nusantara Regas, a joint venture between Pertamina and PGN ("West Java FSRU Project ") has been concluded and was executed on April 20 2011.

The contract duration is for an initial term of approximately eleven years with automatic conditional extension options up to 2025. The West Java FSRU Project contract value for the initial period is approximately US $500 million.

Since the execution of the Letter of Intent in November 2010, Golar has ordered the long lead items, carried out conversion engineering and the vessel nominated for this contract, “KHANNUR” has been positioned to Singapore where the physical conversion works are now underway at Jurong Shipyard in Singapore.

Upon completion of conversion and delivery in the first quarter of 2012, “KHANNUR” will be permanently moored at a purpose built mooring structure located 15 km offshore West Java. The converted “KHANNUR” will be capable of storing ~ 125,000 cubic meters of LNG and delivering up to 500 MMSCFD (~3.8 MTA) of regasified LNG via Nusantara Regas’s pipeline to fuel two Power Plants owned and operated by Perusahaan Listrik Negara (“PLN”), Indonesia’s national power company.

The Golar group has already completed three FSRU conversions over the last three years. The FSRU for the West Java FSRU Project will be similar in design to the latest of these three projects, the “GOLAR FREEZE”, which recently delivered under a long term contract in Dubai. The West Java FSRU Project will be Indonesia's first LNG regasifcation terminal and significantly, the first FSRU project in Asia. Golar is currently bidding on PGN’s FSRU, Mooring and Pipeline tender to be located offshore Medan, Sumatra.

Golar Energy’s FSRU technology offers reliable and cost effective solutions to fast track the import and regasification of LNG.

Golar Energy’s CEO, Doug Arnell said ‘‘We are very proud to have executed this foundation agreement for the West Java project. We also wish to express our appreciation to the Nusantara Regas team for their dedication in finalizing the contract. We believe this contract for Indonesia and Asia’s first FSRU will be the catalyst for the development of additional floating LNG projects within the Asia Pacific region. Indonesia has announced plans for more FSRU projects to include small scale LNG projects and we look forward to having the opportunity to deliver more fast track and low cost solutions.’’

April 20, 2011

Hamilton, Bermuda.

Questions should be directed to:

Golar Management Ltd - +44 207 063 7900:
Doug Arnell: Chief Executive Officer
Graham Robjohns: Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: April 21, 2011	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer